FORM 6-K/A


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

               PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                            FOR THE 5TH OF MAY, 2006


                       M-SYSTEMS FLASH DISK PIONEERS LTD.
                       ----------------------------------
                  (Translation of registrant's name in English)


                                 7 ATIR YEDA ST.
                             KFAR SABA 44425, ISRAEL
                             -----------------------
                    (Address of principal executive offices)


Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

             Form 20-F      X                          Form 40-F
                        ---------                                ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

             Yes                                        No      X
                  ---------                                 ---------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):
82-___________________.

THIS FORM 6-K/A IS INCORPORATED BY REFERENCE INTO OUR REGISTRATION STATEMENTS ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (REGISTRATION NO. 333-126774 AND REGISTRATION NO. 333-129291).
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                                EXPLANATORY NOTE

This Amendment No. 1 is being furnished by the Registrant to amend the Report on Form 6-K furnished with the Securities and Exchange Commission on April 27, 2006 (the "Original Report"). The following statement in the Original Report:

      "This Form 6-K is incorporated by reference into our Registration Statements on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774 and Registration No. 333-129291)."

is hereby amended and restated as follows:

      "The tables set forth in this Form 6-K are incorporated by reference into our Registration Statements on Form F-3 filed with the Securities and Exchange Commission (Registration No. 333-126774 and Registration No. 333-129291)."






















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
                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            M-SYSTEMS FLASH DISK PIONEERS LTD.
                                            ----------------------------------
                                                       (Registrant)


Date: May 5, 2006                         By: /s/ Ziv Glickman
      ----------------                        -------------------------------
                                              Name: Ziv Glickman
                                              Title: Legal Counsel




















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